BMC SOFTWARE, INC.

2101 CityWest Blvd.

Houston, TX 77042

March 2, 2009

VIA EDGAR and FACSIMILE (703-813-6981)

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549-4561

Attention:	Kathleen Collins, Accounting Branch Chief
Melissa Feider, Staff Accountant

Re:	BMC Software, Inc.
Form 10-K for Fiscal Year Ended March 31, 2008; Form 10-Q for Fiscal Quarter Ended December 31, 2008
File No. 001-16393

Ladies and Gentlemen:

Set forth below are the responses of BMC Software, Inc. (“BMC” or the “Company”) to the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated February 17, 2009 with respect to the Form 10-K for the Company’s fiscal year ended March 31, 2008 and the Form 10-Q for the Company’s fiscal quarter ended December 31, 2008. For your convenience, the comments provided by the Staff have been included before the response in the order presented in the comment letter.

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please call me at 713-918-4329, Cory Bleuer, Vice President, Controller and Chief Accounting Officer, at 713-918-2740, or Chris Chaffin, Vice President, Deputy General Counsel & Assistant Secretary, at 713-918-3559.

Very truly yours,

/s/ STEPHEN B. SOLCHER
Stephen B. Solcher
Senior Vice President and Chief Financial Officer

United States Securities and Exchange Commission

March 2, 2009

Form 10-K for Fiscal Year Ended March 31, 2008

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Acquired Technology, In-Process Research and Development, Goodwill and Intangible Assets, page 25

1.	We note from your disclosures that you generally use third-party valuation experts to assist management in estimating fair values used in assigning the purchase price of your acquisitions. Please describe further the nature and extent of the Company’s reliance on the valuation specialist for this purpose and tell us how you considered the guidance in Rule 436(b) of Regulation C regarding the reference to this specialist.

RESPONSE: In connection with our allocation of the purchase price of our acquisitions, we estimate the fair values of certain assets acquired and liabilities assumed, and in doing so we engage third-party valuation specialists to assist management in its determination of the estimated fair values of acquired intangible assets, in-process research and development and assumed deferred maintenance revenue obligations, where applicable. While we consider and rely in part on the work of these valuation specialists, our management is integrally involved in the valuation process and takes full responsibility for all such fair value estimates. Accordingly, in our consideration of the guidance in Rule 436(b) of Regulation C and Question 233.02 of the Staff’s Compliance and Disclosure Interpretations relating to the Securities Act of 1933, we have concluded that written consents of the valuation specialist used by us need not be obtained or filed because our disclosures do not attribute our determination of fair value estimates to those specialists nor do such disclosures state or imply that any information has been reviewed or passed upon by those specialists.

Results of Operations, page 27

2.	There are many instances where two or more sources of a material change have been identified, but the quantitative factors for each source that contributed to the change in your operating expenses were not disclosed (e.g., increases in amortization of intangible assets, reduction in license-based royalties, impact of changes in foreign exchange rates, increases in sales commissions, etc.). In addition, it may be beneficial to provide comparative headcount data to assist in explaining significant fluctuations related to changes in personnel levels for significant changes in operating expenses. Please tell us how you have considered quantifying each source that contributed to a material change in your MD&A discussion pursuant to the guidance of Section III. D of SEC release 34-26831.

United States Securities and Exchange Commission

March 2, 2009

RESPONSE: We have considered the guidance provided in Section III. D of SEC release 34-26831 and believe that our disclosures are appropriate and sufficient in the context of the magnitude of the changes and disclosed qualitative factors. Accordingly, we have not quantified the change in dollars attributable to each type of expense in instances where we did not believe that this numerical information was necessary to understand the reason for the change. In this regard, we believe that in many cases our use of the terms “primarily” or “partially offset by” appropriately serve to convey the causes of material changes from period to period, in accordance with Instruction 4 to Regulation S-K Item 303(A). We believe that the absence of a quantification of individual named items covered by the terms “primarily” or “partially offset by” conveys the concept that no individual item need be quantified to assist the reader in understanding a variance between the two periods. However, in light of the Staff’s comment, in future filings (beginning with the filing of our Form 10-K for our fiscal year ending March 31, 2009) we will quantify, where significant and reasonably practicable to do so, additional sources of line item changes in our period over period variance explanations. Additionally, we will consider including headcount data in our discussion of operating expense fluctuations, where practicable, if it is meaningful to assist in explaining such fluctuations.

3.	We note that during each of the past three fiscal years the Company has undertaken various restructuring initiatives, which resulted in workforce reductions of 250, 700, and 700 employees during fiscal 2008, 2007, and 2006, respectively, and that such reductions primarily reduced selling and marketing, research and development, and general and administrative headcount. We further note your disclosures in both the 2008 and 2007 Form 10-K where you indicate that the Company estimates that the initiatives undertaken will result in fiscal 2009 and 2008 savings in the range of approximately $55 to $65 million. However, it is not clear from your discussions of selling and marketing, research and development, or general and administrative expenses, whether the Company has experienced the savings anticipated by these initiatives. Please explain and to the extent that actual savings anticipated by the exit plan are not achieved as expected or are achieved in periods other than expected, please include a discussion of in MD&A of the reasons for such outcome and the likely effects on future operating results and liquidity. We refer you to SAB Topic 5P.4.

RESPONSE: We have reviewed and considered the guidance in SAB Topic 5P.4. As it relates to the disclosures contained in our fiscal 2008 and 2007 Form 10-Ks, these disclosures were specific to the estimated future cost savings resulting from these identified initiatives and do not take into account offsetting additional headcount and other costs related to acquisitions and incremental hiring in other strategic growth areas. While the Company has achieved savings directly

United States Securities and Exchange Commission

March 2, 2009

attributable to these actions at levels materially consistent with those originally submitted, these savings have been substantially offset by additional headcount costs resulting from our fiscal 2008 acquisitions, our acquisition of BladeLogic, Inc. in the first quarter of fiscal 2009 and new hiring in other strategic growth areas. As a notable reference, the Company’s headcount as of March 31, 2007, March 31, 2008 and December 31, 2008 was approximately 6,000, 5,800 and 5,975 employees, respectively, which is evidence of the impact of incremental headcount additions separate from these restructuring initiatives.

In future filings, consistent with the format of our Form 10-Q MD&A disclosure during the first three quarters of fiscal 2009, we will disclose instances where expected savings from restructuring actions are expected to be offset by incremental expenses in other areas. Additionally, in the same context as our response to Comment number 2 above, the Company will endeavor to provide additional quantitative disclosure where significant and necessary to explain the headcount related impact on our operating expense fluctuations. Moreover, if the impact of revisions to our original anticipated savings resulting from restructuring actions were to become material, we will disclose that additional information as prescribed by SAB Topic 5P.4.

Consolidated Statements of Cash Flows, page 50

4.	We note your financing cash inflow for the excess tax benefit from share-based compensation for fiscal 2008 and 2007. Tell us how you considered separately presenting a corresponding cash outflow from operating activities for these excess tax benefits pursuant to the guidance of paragraphs 19(c) and 23(c) of SFAS 95, as amended by paragraph A96 of SFAS 123(R). In this regard, tell us where the operating cash outflow related to the financing cash inflow for the tax benefit on exercise of stock options is classified and why you believe your presentation is appropriate.

RESPONSE: We included the corresponding cash outflow in the caption “other operating assets and liabilities” within cash flows from operations, in accordance with the guidance prescribed by paragraphs 19(e) and 23(c) of SFAS 95, as amended by paragraph A96 of SFAS 123(R). These operating cash outflows amounted to $23.9 million and $28.6 million during fiscal 2008 and 2007, respectively, representing approximately 4% and 7% of net cash provided by operating activities during these respective periods. Based on our consideration of the materiality of these amounts to our operating cash flows and the fact that the corresponding cash inflows from financing activities are separately disclosed, we believe that our inclusion of the cash outflows related to the excess tax benefit from share-based compensation within the above-referenced caption is appropriate.

United States Securities and Exchange Commission

March 2, 2009

Note 14. Severance, Exit Costs and Related Charges, page 72

5.	We note the Company recorded adjustments to estimates for the restructuring obligation of $5.0 million in fiscal 2008 and $3.6 million for the nine months ended December 31, 2008. Tell us in detail what these adjustments were attributed to and how you considered disclosing this information pursuant to paragraph 20(b)(2) of SFAS 146.

RESPONSE: We record adjustments to severance, exit costs and related charge estimates in accordance with the guidance of paragraph 19 of SFAS No. 146, which requires an entity to reverse prior liabilities recorded if an event or circumstance occurs that discharges or removes an entity’s responsibility to settle a liability for a cost associated with an exit or disposal activity recognized in a prior period. The adjustments disclosed for fiscal 2008 relate primarily to: i) a reduction in accrued severance following the Company’s decision to redeploy certain personnel into new job functions as a result of corporate turnover and newly created positions, and ii) favorable net lease exit accrual adjustments due to various changes in estimates. The adjustments disclosed for the nine months ended December 31, 2008 relate primarily to: i) a reduction in accrued severance as a result of the Company’s decision to cancel certain sales position eliminations following the appointment of a new Senior Vice President of Sales and the associated organizational changes implemented by the new sales management team, and ii) reductions in certain severance accrual estimates following favorable court settlements in international regions.

Based on our consideration of the magnitude and nature of these changes as compared to the original estimates to which they relate and the materiality of these adjustments to the Company’s statements of operations as a whole for the respective periods, we believe that our disclosure is appropriate and substantially in compliance with paragraph 20(b)(2) of SFAS No. 146 in all material respects.

Form 10-Q for the Quarter Ended December 31, 2008

Note 8. Impairment of Non-Marketable Equity Investments, page 12

6.	We note that during the third quarter of fiscal 2009, the Company recorded an impairment charge of $8.4 million in connection with the write-down of certain non-marketable equity investments to their estimated fair values. Tell us the total carrying amount and fair value of your cost method investments at December 31, 2008 and March 31, 2008 and tell us the factors considered in evaluating whether these investments are other-than-temporarily impaired.

RESPONSE: The total carrying amount of our cost method investments as of December 31, 2008 and March 31, 2008 was approximately $10.3 million and $25.0 million, respectively. The estimated fair values of our cost method investments approximated their carrying amounts at each of these dates. The decline in the total carrying amount of our cost basis investments from March 31, 2008 to December 31, 2008 was attributable to the $8.4 million impairment write-down

United States Securities and Exchange Commission

March 2, 2009

discussed herein as well as capital distributions of $6.3 million received during the nine months ended December 31, 2008. As it relates to the $8.4 million write-down recorded during the quarter ended December 31, 2008, we primarily considered the guidance in FSP FAS 115-1 and FAS 124-1 and SAB Topic 5M in our determination that these impairments were other-then-temporary. Our determination included consideration of the following: i) management’s review of financial statements received from our investees as well as telephonic and other correspondence with our investees’ management; ii) our understanding that the estimated fair values of our investments were negatively affected by economic events and the significant decline in general market conditions during the quarter, which we considered may reflect overall prospects for the economy as a whole; iii) our belief that adverse changes in economic conditions through the date of our analysis could negatively impact the ability of the investees’ management to access previously available funding sources and raise additional financing, or to raise financing at prior valuation levels, due to illiquidity and general lower corporate valuations in the broader marketplace; and iv) the significant uncertainty that our investments will recover in market value in the near term and our inability to assert we will hold our investments for a period of time sufficient to allow for any recovery in market value. Based on the foregoing, management concluded that the impairment of these investments during the quarter ended December 31, 2008 was other than temporary.